UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2016

Commission File Number:  001-36185

Dynagas LNG Partners LP
(Translation of registrant's name into English)

23, Rue Basse 98000 Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K is a copy of the press release of Dynagas LNG Partners LP (the “Partnership”) dated February 16, 2016: Dynagas LNG Partners LP Reports Results for the Three Months and Year Ended December 31, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 17, 2016

DYNAGAS LNG PARTNERS LP

By:	/s/ Tony Lauritzen
Name:	Tony Lauritzen
Title:	Chief Executive Officer

Exhibit 99.1

DYNAGAS LNG PARTNERS LP REPORTS RESULTS FOR THE THREE MONTHS AND YEAR ENDED DECEMBER 31, 2015

MONACO – February 16, 2016 - Dynagas LNG Partners LP (NYSE: “DLNG”) (“Dynagas Partners” or the “Partnership”), an owner and operator of LNG carriers, today announced its results (unaudited) for the three months and year ended December 31, 2015.

Three Months and Year Ended December 31, 2015 Highlights:

•

Adjusted Net Income (1) for the three months and year ended December 31, 2015 of $15.0 million and $60.9 million, respectively;

•

$49.3 million of reported cash as of December 31, 2015;

•

Completion of the dropdown of the 2013 built LNG Carrier Lena River from the Partnership’s Sponsor for $240.0 million;

•

Adjusted EBITDA (1) for the three months and year ended December 31, 2015 of $28.5 million and $113.2 million, respectively;

•

Distributable Cash Flow (1) during the three months and year ended December 31, 2015 of $18.0 million and $72.4 million, respectively;

•

Adjusted Earnings per common unit (1), after taking into account the Series A Preferred Units interest on the Partnership’s net income, for the three months and year ended December 31, 2015 of $0.38 and $1.63, respectively.

•

Cash distribution of $0.4225 per common unit and $0.5625 per preferred unit for the quarter.

(1)Adjusted Net Income, Distributable Cash Flow, Adjusted EBITDA, and Adjusted Earnings per common unit are not recognized measures under U.S. GAAP. Please refer to the definitions and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP in Appendix B.

Recent Developments:

Completion of the acquisition of the LNG carrier Lena River: On December 21, 2015, the Partnership completed its third dropdown from Dynagas Holding Ltd, the sponsor of the Partnership (the “Sponsor”) and acquired 100% of the ownership interests in the entity that owns and operates the Lena River, a 2013 built 155,000 cubic meter (cbm) ice class LNG carrier, and the related time charter, for an aggregate purchase price of $240.0 million. The acquisition was funded with i) the net proceeds of an underwritten offering of 3,000,000 9.00% Series A Cumulative Perpetual Redeemable Preferred Units (the “Series A Preferred Units”), ii) approximately $126.3 million from the borrowings under a new $200 million senior term loan facility backed by a group of new to the Partnership lenders, with ABN Amro NV acting as agent, dated December 17, 2015 (the “$200 Million Term Loan Facility”), and iii) cash on hand.  The Sponsor further provided a $35.0 million credit financing to the Partnership in connection with the Lena River acquisition, which was repaid early in 2016.

Following this acquisition and in view of the Partnership’s growth strategy, the Management of the Partnership intends to recommend to its Board of Directors (the “Board”) a further increase to the Partnership’s quarterly cash distribution per common and subordinated unit of between 4% to 6%, equaling a quarterly cash distribution per common and subordinated unit of between $0.4394 to $0.4479, which would become effective for the quarter ending March 31, 2016. Management can provide no assurance  that if such recommendation is made, that it will be approved by the Board.

Lena River financing: On December 17, 2015, the Partnership entered into the $200 Million Term Loan Facility to partially fund the Lena River dropdown, discussed above. In connection with the closing of the Lena River acquisition, $133.3 million was drawn down under the $200 Million Term Loan Facility. The financing agreement has a five year maturity profile, and is split in two equal $100.0 million tranches, with each tranche being repayable in 20 consecutive quarterly installments of approximately $1.56 million each, and a balloon payment of $68.8 million at maturity. At year end, the Partnership had $66.7 million of undrawn committed funds under the $200 Million Term Loan Facility. These funds were fully drawn down early in 2016 and used to repay in full the $35.0 million credit financing provided by the Sponsor on the date the Lena River was acquired.

Quarterly Common and Subordinated Unit Cash Distribution: On January 19, 2016, the Partnership’s Board declared a quarterly cash distribution of $0.4225 per common and subordinated unit for the fourth quarter of 2015.  This cash distribution was paid on February 12, 2016 to all unitholders of record as of February 5, 2016.

Series A Preferred Units Cash Distribution: On January 19, 2016, the Partnership’s Board also declared a cash distribution of $0.5625 per unit of its Series A Preferred Units (NYSE: DLNG PR A) for the fourth quarter of 2015.  This cash distribution was also paid on February 12, 2016 to all unitholders of record as of February 5, 2016.

Management Commentary:

Tony Lauritzen, Chief Executive Officer of the Partnership, commented:

“We are pleased to report our earnings for the three months and year ended December 31, 2015.

“The three month period ended December 31, 2015, has been another strong financial quarter for us. In comparison to the corresponding quarter ended December 31, 2014, this quarter has been slightly weaker due to a decrease in Adjusted EBITDA of 0.6%, mainly due to increased operating costs.  The results for the year ended December 31, 2015 have been strong overall with a 33.6% increase in reported Adjusted EBITDA.

“During the financial year ended December 31, 2015, we achieved several of our goals in a challenging capital market.

“In July 2015, we raised capital by issuing the Series A Preferred Units. By raising additional bank financing, we were able to acquire the Lena River in December 2015. The Lena River is an ice classed LNG Carrier that is a sister vessel to the Yenisei River and Arctic Aurora, which are existing vessels in our fleet that are on charter with Gazprom Global LNG Limited and Statoil. As a result, we have doubled our fleet since our Initial Public Offering in November 2013.

“Our income is derived from contracted fixed charter rates that are unrelated to commodity prices. On January 21, 2016, we announced a cash distribution of $0.4225 per common and subordinated unit for the fourth quarter of 2015, which was paid on February 12, 2016, to all common and subordinated unitholders of record of February 5, 2016. Since our Initial Public Offering in November 2013, we have paid total cash distributions of $3.4071 per common and subordinated unit.

“In addition, on January 21, 2016, we also announced a cash distribution of $0.5625 per unit on our Series A Preferred Units for the fourth quarter of 2015, which was also paid on February 12, 2016 to all Series A Preferred unitholders of record as of February 5, 2016.

“In August 2015, our Sponsor entered into contracts for the construction of five 172,000 cubic meter ARC7 LNG carriers (the “Yamal Vessels”). The Yamal Vessels are expected to be delivered to the Sponsor as follows: two vessels in the fourth quarter of 2017 and three vessels in the first quarter of 2019. The Yamal Vessels, upon their delivery to our Sponsor, are contracted to be employed under long term charters to the Yamal LNG Project, an Arctic LNG project that requires ice class designated vessels. Our Sponsor has established a joint venture ownership in these vessels with Sinotrans LNG Shipping Limited and China LNG Shipping (Holdings) Limited who each owns 25.5% of the respective shipbuilding contracts. We believe the Yamal Vessels may be future fractional dropdown candidates for the Partnership in addition to four other vessels owned by our Sponsor, in which we have options to purchase pursuant to the omnibus agreement (the “Optional Vessels”). All four Optional Vessels owned by our Sponsor are also contracted to be employed under long term charters for the Yamal LNG Project from 2019 onward. We currently have no ownership interests in the Yamal Vessels or the Optional Vessels.  The future dropdown of any of the Yamal Vessels or the Optional Vessels will be at the discretion of our Board of Directors and subject to, among other terms and conditions, the negotiation and execution of important documentation and the approval from our conflicts committee.

“With our fleet fully contracted through 2016 and 83% through 2017, and fleet wide average remaining contract duration of 3.8 years, we intend to pay particular focus on increasing contract coverage, distributions and safe and efficient operations. I look forward to working with our team towards meeting our goals, which we believe will benefit our unitholders.”

Financial Results Overview:

	Three Months Ended		Year Ended
(U.S. dollars in thousands, except per unit data)	December 31, 2015 (unaudited)	December 31, 2014 (unaudited)	December 31, 2015 (unaudited)	December 31, 2014
Voyage Revenues	$37,016	$36,375	$145,202	$107,088
Net Income	$14,826	$15,320	$60,050	$50,561
Adjusted Net Income (1)	$15,029	$15,664	$60,876	$52,626
Operating Income	$22,068	$22,213	$88,092	$64,663
Adjusted EBITDA(1)	$28,513	$28,697	$113,202	$84,751
Earnings per common unit	$0.37	$0.43	$1.60	$1.58
Adjusted Earnings per common unit (1)	$0.38	$0.44	$1.63	$1.64
Distributable Cash Flow(1)	$18,035	$18,564	$72,365	$59,778

(1) Adjusted Net Income, Adjusted EBITDA, Adjusted Earnings per common unit and Distributable Cash Flow are not recognized measures under U.S. GAAP. Please refer to the definitions and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP in Appendix B.

Three Months Ended December 31, 2015 and 2014 Financial Results

Adjusted Net Income for the three months ended December 31, 2015 was $15.0 million, compared to Adjusted Net Income of $15.7 million in the corresponding period in 2014, which represents a 4.1% decrease, mainly attributable to the increase in vessel operating expenses.

Adjusted EBITDA for the three months ended December 31, 2015 remaining relatively constant in the quarters (fourth quarter 2015 Adjusted EBITDA of $28.5 million, compared to fourth quarter 2014 Adjusted EBITDA of $28.7 million), the slight 0.6% decrease explained as discussed above.

The Partnership's Distributable Cash Flow for the three-month period ended December 31, 2015 was $18.0 million, compared to $18.6 million in the corresponding period of 2014, which represents a decrease of $0.5 million, or 2.9%.

For the three-month period ended December 31, 2015, the Partnership reported adjusted Earnings per common basic and diluted unit of $0.38, after taking into account the Series A Preferred Units interest on the Partnership’s net profit. Adjusted Earnings per common is calculated on the basis of a weighted number of 20,505,000 basic and diluted common units outstanding during the period, after reflecting the impact of the non-cash items presented in Appendix B.

Please refer to the definitions and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP in Appendix B.

Voyage revenues increased to $37.0 million for the three-month period ended December 31, 2015, compared to $36.4 million for the same period in 2014, due to the contribution to operations of the Lena River charter hire revenues for the days it was a part of the Partnership’s fleet in the period under review. As a result of the growth in the Partnership’s fleet, Available Days increased to 471.0 days during the three-month period ended December 31, 2015, compared to 460.0 days during the corresponding period of 2014.

Vessel operating expenses increased by $0.6 million to $6.2 million in the three-month period ended December 31, 2015, from $5.6 million for the same period in 2014, mainly due increased technical maintenance activities in the Partnership’s fleet and the ownership of the recently acquired Lena River.

The Partnership reported average daily hire gross of commissions on a cash basis (1) of approximately $78,900 per day per vessel in the three months ended December 31, 2015, compared to approximately $79,700 in the same period of 2014. During the three-month period ended December 31, 2015, the Partnership’s vessels operated at 98% utilization.

(1) Average daily hire gross of commissions on a cash basis represents voyage revenue on a cash basis, without taking into consideration the non-cash time charter amortization expense, divided by the Available Days in the Partnership’s fleet as described in Appendix B.

Amounts relating to variations in period–on–period comparisons shown in this section are derived from the condensed financials presented below.

Year Ended December 31, 2015 and 2014 Financial Results

Adjusted Net Income for the year ended December 31, 2015, was $60.9 million, compared to Adjusted Net Income of $52.6 million in the corresponding period in 2014, an increase of $8.3 million, or 15.7% that primarily reflects the operation for a full year of the two LNG carriers that the Partnership acquired from its Sponsor in the second and third quarters of 2014, the increase further underpinned by strong operational performance and 99% utilization across the Partnership’s fleet.

Adjusted EBITDA for the year ended December 31, 2015 was $113.2 million, compared to $84.8 million in the corresponding period of 2014, which represents an increase of $28.5 million, or 33.6%.

The Partnership's Distributable Cash Flow for the year ended December 31, 2015 was $72.4 million, compared to $59.8 million in the corresponding period of 2014, which represents an increase of $12.6 million, or 21.0%.

For year ended December 31, 2015, the Partnership reported Adjusted Earnings per common basic and diluted unit of $1.63, after taking into account the Series A Preferred Units interest on the Partnership’s net profit. Adjusted Earnings per common unit is calculated on the basis of a weighted number of 20,505,000 Basic and diluted common units outstanding during the year, after reflecting the impact of the non-cash items presented in Appendix B.

Please refer to the definitions and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP in Appendix B.

Voyage revenues increased to $145.2 million during the year ended December 31, 2015, compared to $107.1 million for the same period in 2014. This increase is the result of the growth in the Partnership’s fleet with the three LNG carriers that it acquired from its Sponsor, the Arctic Aurora and the Yenisei River in the second and third quarters of 2014 and the Lena River acquired late in 2015, all with long term contracts attached. As a result of this growth in the Partnership’s fleet, Available Days increased to 1,836.0 days during the year ended December 31, 2015, compared to 1,384.0 days during the corresponding period of 2014.

Vessel operating expenses increased by $6.4 million to $23.2 million in the year ended December 31, 2015, from $16.8 million for the same period in 2014. Operation of the Arctic Aurora, the Yenisei River and the Lena River accounted for $5.7 million of this increase and the remainder of the increase was due to slightly increased operational costs.

The Partnership’s overall financial performance during the year presented also reflects an increase of $12.6 million in the Partnership’s interest costs as a result of the increase in both the weighted average interest rate and weighted average outstanding indebtedness in the year ended December 31, 2015, as compared to the corresponding period of 2014.

The Partnership reported average daily hire gross of commissions on a cash basis (2) of approximately $79,000 per day per vessel in the year ended December 31, 2015, (or approximately $79,450 per day per vessel if ballast revenues are taken into account), compared to approximately $78,800 in the same period of 2014. During the year ended December 31, 2015, the Partnership’s vessels operated at 99% (3) utilization.

(2)Average daily hire gross of commissions on a cash basis represents voyage revenue on a cash basis, without taking into consideration the non-cash time charter amortization expense, divided by the Available Days in the Partnership’s fleet as described in Appendix B.

(3) Current year utilization does not reflect idle period on one of the Partnership’s fleet vessels, during part of which the Partnership received ballast bonus revenues and early redelivery compensation of approximately $0.9 million.

Amounts relating to variations in period–on–period comparisons shown in this section are derived from the condensed financials presented below.

Liquidity/ Financing/ Cash Flow update

As of December 31, 2015, the Partnership reported cash of $49.3 million (including minimum cash liquidity requirements imposed by the Partnership’s lenders). Total indebtedness as of December 31, 2015 stood at $688.3 million, which includes the new financing arrangement that partially financed the Lena River acquisition. As of December 31, 2015, the Partnership had undrawn available commitments of $66.7 million under the $200 Million Term Loan Facility, which were fully drawn down early in 2016 and further significantly improved the Partnership’s liquidity position. Of these proceeds, $35.0 million was used to repay the credit financing provided by the Partnership’s Sponsor in connection with the Lena River acquisition.

The Partnership’s liquidity profile as of December 31, 2015, was further enhanced by the $30.0 million of borrowing capacity under the Partnership’s revolving credit facility with its Sponsor that is anytime available to the Partnership until November 2018.

During the year ended December 31, 2015, the Partnership generated net cash from operating activities of $96.9 million, compared to $76.4 million in the same period in 2014, predominantly driven from the excess cash flows that the Partnership’s first two acquired vessels (that were completed in the second and third quarters of 2014) contributed to the Partnership. This increase also reflected the positive effect of other operating assets and liabilities variations between the compared periods.

Time Charter Coverage

As of February 16, 2016, the Partnership had contracted employment for 100% of its total fleet Calendar Days through the end of 2016 and 83% of its fleet Calendar Days for 2017. Time charter coverage with regards to total fleet Calendar Days is calculated on the basis of the earliest estimated redelivery dates provided in the Partnership’s current time charter contracts.

As of February 16, 2016, following the Lena River acquisition which provided the Partnership with approximately $81.7 million of incremental fixed contracted revenues over its remaining minimum charter term, the Partnership’s contracted revenue backlog (4) increased to approximately $607.7 million with average remaining contract duration of 3.8 years.

(4) The Partnership calculates its contracted revenue backlog by multiplying the contractual daily hire rate by the minimum expected number of days committed under the contracts (excluding options to extend), assuming full utilization. The actual amount of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods shown in the table below due to, for example, shipyard and maintenance projects, downtime and other factors that result in lower revenues than the Partnership’s average contract backlog per day.

Conference Call and Webcast: February 17, 2016

As announced, the Partnership’s management team will host a conference call on Wednesday, February 17, 2016 at 10:00 a.m. Eastern Time to discuss the Partnership’s financial results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or (+44) (0) 1452 542 301 (Standard International Dial In). Please quote "Dynagas."

A telephonic replay of the conference call will be available until Wednesday, February 24, 2016. The United States replay number is 1 (866) 247-4222; from the UK 0 (800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 59711562#.

Audio Webcast - Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the Dynagas LNG Partners website www.dynagaspartners.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The slide presentation on the three months and year ended December 31, 2015 financial results will be available in PDF format 10 minutes prior to the conference call and webcast, accessible on the company's website www.dynagaspartners.com on the webcast page. Participants to the webcast can download the PDF presentation.

About Dynagas LNG Partners LP

Dynagas LNG Partners LP. (NYSE: DLNG) is a growth-oriented partnership formed by Dynagas Holding Ltd. to own, and operate liquefied natural gas (LNG) carriers employed on multi-year charters. The current fleet of Dynagas Partners consists of six LNG carriers, with an aggregate carrying capacity of approximately 913,980 cubic meters.

Visit the Partnership’s website at www.dynagaspartners.com

Contact Information:

Dynagas LNG Partners LP
23, Rue Basse, 98000 Monaco.
Attention: Michael Gregos
Tel. +377 99996445
Email: management@dynagaspartners.com

Investor Relations / Financial Media:
Nicolas Bornozis
President Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: dynagas@capitallink.com

Forward-Looking Statement

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Partnership desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “expected”, “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Partnership’s management of historical operating trends, data contained in its records and other data available from third parties. Although the Partnership believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Partnership’s control, the Partnership cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Partnership’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for Liquefied Natural Gas (LNG) shipping capacity, changes in the Partnership’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Partnership’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see the Partnership’s filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Partnership disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

APPENDIX A

DYNAGAS LNG PARTNERS LP

Unaudited Condensed Consolidated Statements of Income

(In thousands of U.S. dollars except units and per unit data)	Three Months Ended December 31,		Year Ended December 31,
	2015	2014	2015	2014
REVENUES
Voyage revenues	$37,016	$36,375	$145,202	$107,088
EXPENSES
Voyage expenses (including related party)	(808)	(729)	(2,804)	(2,273)
Vessel operating expenses	(6,164)	(5,585)	(23,244)	(16,813)
General and administrative expenses (including related party)	(443)	(563)	(1,805)	(1,951)
Management fees -related party	(1,250)	(1,184)	(4,870)	(3,566)
Depreciation	(6,283)	(6,101)	(24,387)	(17,822)
Operating income	22,068	22,213	88,092	64,663
Interest and finance costs, net	(7,201)	(6,932)	(27,939)	(14,303)
Other, net	(41)	39	(103)	201

Net Income	$14,826	$15,320	$60,050	$50,561
Earnings per unit, basic and diluted

Common unit (basic and diluted)	$0.37	$0.43	$1.60	$1.58
Weighted average number of units outstanding, basic and diluted (1):
Common units	20,505,000	20,505,000	20,505,000	17,964,288

DYNAGAS LNG PARTNERS LP

Consolidated Condensed Balance Sheets (unaudited)

(Expressed in thousands of U.S. Dollars—except for unit data)

	December 31, 2015	December 31, 2014
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$24,293	$11,949
Due from related party	460	889
Other current assets	1,061	1,094
Total current assets	25,814	13,932

FIXED ASSETS, NET:
Vessels, net	1,036,157	839,883
Total fixed assets, net	1,036,157	839,883
OTHER NON CURRENT ASSETS:
Restricted cash	25,000	24,000
Due from related party	1,350	1,125
Deferred revenue	—	943
Above market acquired time charters	19,782
Total assets	$1,108,103	$879,883

LIABILITIES AND PARTNERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs	$27,467	$19,584
Trade payables	4,935	2,369
Due to related party	230	142
Accrued liabilities	3,595	3,716
Unearned revenue	15,126	7,022
Total current liabilities	51,353	32,833
Deferred revenue	1,094	1,429
Due to related party, non-current	35,000	—
Long-Term Debt, net of current portion and deferred financing costs	652,818	547,923
Total non-current liabilities	688,912	549,352

PARTNERS’ EQUITY:
General partner (35,526 units issued and outstanding as at December 31, 2015 and 2014)	95	100
Common unitholders (20,505,000 units issued and outstanding as at December 31, 2015 and 2014)	302,954	304,729
Series A Preferred unitholders: (3,000,000 units issued and outstanding as at December 31, 2015)	73,216	—
Subordinated unitholders (14,985,000 units issued and outstanding as at December 31, 2015 and 2014)	(8,427)	(7,131)
Total partners’ equity	367,838	297,698

Total liabilities and partners’ equity	$1,108,103	$879,883

DYNAGAS LNG PARTNERS LP

Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. Dollars)

	Year Ended December 31,
	2015	2014
Cash flows from Operating Activities:
Net income:	$60,050	$50,561
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	24,387	17,822
Amortization of deferred financing fees	1,545	785
Amortization of fair value of acquired time charter	218	—
Deferred revenue	608	2,065
Changes in operating assets and liabilities:
Trade receivables	(103)	190
Prepayments and other assets	94	(250)
Inventories	9	(357)
Due from/ to related party	292	278
Trade payables	1,808	310
Accrued liabilities	(68)	2,636
Unearned revenue	8,104	2,403

Net cash from Operating Activities	96,944	76,443

Cash flows used in Investing Activities
Vessel Acquisitions	(205,045)	(404,530)
Net cash used in Investing Activities	(205,045)	(404,530)

Cash flows from/ (used in) Financing Activities:
Increase in restricted cash	(1,000)	(2,000)
Proceeds from issuance of common and general partner units, net of issuance costs	—	120,640
Proceeds from issuance of preferred units, net of issuance costs	72,446	—
Payment of IPO issuance costs and other filing costs	(65)	(1,938)
Repayment of loan to related party	—	(5,500)
Distributions paid	(62,207)	(43,010)
Preferential deemed dividend	—	(88,122)
Repayment of long-term debt	(20,000)	(229,085)
Proceeds from long-term debt	133,333	590,000
Payment of deferred finance fees	(2,062)	(6,626)
Net cash from Financing Activities	120,445	334,359

Net increase in cash and cash equivalents	12,344	6,272
Cash and cash equivalents at beginning of the year	11,949	5,677
Cash and cash equivalents at end of the year	$24,293	$11,949

APPENDIX B

Fleet statistics

	Three Months Ended December 31,		Year Ended December 31,
(expressed in United states dollars except for operational data)	2015	2014	2015	2014

Number of vessels at the end of period	6	5	6	5
Average number of vessels in the period (1)	5.1	5.0	5.0	3.8
Calendar Days (2)	471.0	460.0	1,836.0	1,385.0
Available Days (3)	471.0	460.0	1,836.0	1,384.0
Revenue earning days (5)	461.1	460.0	1,813.5	1,384.0
Time Charter Equivalent (4)	$76,875	$77,491	$77,559	$75,733
Fleet Utilization (5)	98%	100%	99%	100%
Vessel daily operating expenses (6)	$13,087	$12,141	$12,660	$12,139

(1)  Represents the number of vessels that constituted the Partnership’s fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of its fleet during the period divided by the number of Calendar Days in the period.

(2)   Calendar Days are the total days the Partnership possessed the vessels in its fleet for the relevant period.

(3)  Available Days are the total number of Calendar Days the Partnership’s vessels were in its possession during a period, less the total number of scheduled off-hire days during the period associated with major repairs, or dry-dockings.

(4)  Time charter equivalent rate, or TCE rate, is a measure of the average daily revenue performance of a vessel. For time charters, this is calculated by dividing total voyage revenues, less any voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all vessel voyage related expenses. However, the Partnership may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. The TCE rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure), and should not be considered as an alternative to voyage revenues, the most directly comparable GAAP measure, or any other measure of financial performance presented in accordance with U.S. GAAP. However, TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance and assists the Partnership’s management in making decisions regarding the deployment and use of the Partnership’s vessels and in evaluating their financial performance. The Partnership’s calculation of TCE rates may not be comparable to that reported by other companies. The following table reflects the calculation of the Partnership’s TCE rates for the three months and years ended December 31, 2015 and 2014 (amounts in thousands of U.S. dollars, except for TCE rates, which are expressed in U.S. dollars, and Available Days):

	Three Months Ended December 31,		Year Ended December 31,
	2015	2014	2015	2014
(In thousands of U.S. dollars, except for Available Days and TCE rate)
Voyage revenues	$37,016	$36,375	$145,202	$107,088
Voyage Expenses (7)	(808)	(729)	(2,804)	(2,273)
Time Charter equivalent revenues	$36,208	$35,646	$142,398	$104,815
Available Days (3)	471.0	460.0	1,836.0	1,384.0
Time charter equivalent (TCE) rate	$76,875	$77,491	$77,559	$75,733

(5)  The Partnership calculates fleet utilization by dividing the number of its revenue earning days, which are the total number of Available Days of the Partnership’s vessels net of unscheduled off-hire days, during a period, by the number of Available Days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs but excluding scheduled off-hires for vessel upgrades, dry-dockings or special or intermediate surveys.

(6)  Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, spares and repairs and flag taxes, are calculated by dividing vessel operating expenses by fleet Calendar Days for the relevant time period.

(7)  Voyage expenses include commissions of 1.25% paid to the Partnership’s Manager and third party ship brokers, when defined in the charter parties, bunkers, port expenses and other minor voyage expenses.

Reconciliation of U.S. GAAP Financial Information to Non-GAAP Financial Information

Reconciliation of Net Income to Adjusted EBITDA

	Three Months Ended December 31,		Year Ended December 31,
	2015	2014	2015	2014
Reconciliation to Net Income	(In thousands of U.S. dollars)
Net Income	$14,826	$15,320	$60,050	$50,561

Net interest and finance costs (1)	7,201	6,932	27,939	14,303
Depreciation	6,283	6,101	24,387	17,822
Non- recurring expense from accelerated time charter hire amortization	—	—	—	908
Amortization of fair value of acquired time charter	218	—	218	—
Charter hire amortization	(15)	344	608	1,157
Adjusted EBITDA	$28,513	$28,697	$113,202	$84,751

(1)Includes interest and finance costs and interest income, if any

The Partnership defines Adjusted EBITDA as earnings before interest and finance costs, net of interest income (if any), gains/losses on derivative financial instruments (if any), taxes (when incurred), depreciation and amortization (when incurred) and significant non-recurring items (if any). Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess the Partnership’s operating performance.

The Partnership believes that Adjusted EBITDA assists its management and investors by providing useful information that increases the comparability of the Partnership’s performance operating from period to period and against the operating performance of other companies in its industry that provide Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including Adjusted EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership’s ongoing financial and operational strength in assessing whether to continue to hold common units.

Adjusted EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Adjusted EBITDA excludes some, but not all, items that affect net income and these measures may vary among other companies. Therefore, Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies.

Reconciliation of Net Income to Adjusted Net Income available to common unitholders and Adjusted Earnings per common unit

	Three Months Ended December 31,		Year Ended December 31,
	2015	2014	2015	2014
	(In thousands of U.S. dollars)
Net Income	$14,826	$15,320	$60,050	$50,561
Non- recurring expense from accelerated time charter amortization	—	—	—	908
Charter hire amortization	(15)	344	608	1,157
Amortization of fair value of acquired time charter	218	—	218	—
Adjusted Net Income	$15,029	$15,664	$60,876	$52,626
Less: Adjusted Net Income attributable to subordinated, preferred unitholders and general partner	(7,338)	(6,633)	(27,521)	(23,111)
Common unitholders’ interest in Adjusted Net Income	7,691	9,031	33,355	29,515
Weighted average number of common units outstanding, basic and diluted:	20,505,000	20,505,000	20,505,000	17,964,288
Adjusted Earnings per common unit, basic and diluted	$0.38	$0.44	$1.63	$1.64

Adjusted Net Income represents net income before non-recurring expense resulting from accelerated time charter amortization, charter hire amortization related to time charters with escalating time charter rates and amortization of fair value of acquired time charters, all of which are significant non-cash items. Adjusted Net Income available to common unitholders represents the common unitholders interest in Adjusted Net Income for each period presented. Adjusted Earnings per common unit represents Adjusted Net Income attributable to common unitholders divided by the weighted average common units outstanding during each period presented.

Adjusted Net Income, Adjusted Net Income per common unit and Adjusted Earnings per common unit, basic and diluted, are not recognized measures under U.S. GAAP and should not be regarded as substitutes for net income and earnings per unit, basic and diluted. The Partnership’s definition of Adjusted Net Income, Adjusted Net Income per common unit and Adjusted Earnings per common unit, basic and diluted, may not be the same at that reported by other companies in the shipping industry or other industries. The Partnership believes that the presentation of Adjusted Net Income and Adjusted Earnings per unit available to common unitholders are useful to investors because they facilitate the comparability and the evaluation of companies in the Partnership’s industry. In addition, the Partnership believes that Adjusted Net Income is useful in evaluating its operating performance compared to that of other companies in the Partnership’s industry because the calculation of Adjusted Net Income generally eliminates the accounting effects of items which may vary for different companies for reasons unrelated to overall operating performance. The Partnership’s presentation of Adjusted Net Income available to common unitholders and Adjusted Earnings per common unit should not be construed as an inference that its future results will be unaffected by unusual or non-recurring items.

Distributable Cash Flow Reconciliation

	Three Months Ended December 31,		Year Ended December 31,
	2015	2014	2015	2014
	(In thousands of U.S. dollars)
Net Income	$14,826	$15,320	$60,050	$50,561
Depreciation	6,283	6,101	24,387	17,822
Amortization of deferred finance fees	392	391	1,545	785
Net interest and finance costs, excluding amortization(1)	6,809	6,541	26,394	13,518
Amortization of fair value of acquired time charter	218		218
Non-recurring expense from accelerated time charter hire amortization	—	—	—	908
Charter hire amortization	(15)	344	608	1,157
Adjusted EBITDA	28,513	28,697,529	113,202	84,751
Net interest and finance costs, excluding amortization(1)	(6,809)	(6,541)	(26,394)	(13,518)
Maintenance capital expenditure reserves	(882)	(861)	(3,464)	(2,602)
Replacement capital expenditure reserves	(2,787)	(2,731)	(10,979)	(8,853)
Distributable Cash Flow	$18,035	$18,564,943	$72,365	$59,778

(1) Includes interest and finance costs and interest income, if any.

Distributable Cash Flow with respect to any period presented means Adjusted EBITDA after considering period interest and finance costs and estimated maintenance and replacement capital expenditures. Estimated maintenance and replacement capital expenditures, including estimated expenditures for drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by the Partnership’s capital assets. Distributable Cash Flow is a quantitative standard used by investors in publicly-traded partnerships to assist in evaluating a partnership’s ability to make quarterly cash distributions. The Partnership’s calculation of the Distributable Cash Flow may not be comparable to that reported by other companies. Distributable Cash Flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance calculated in accordance with GAAP.